-1- PENGROWTH ENERGY TRUST
•	During the third quarter of 2008, Pengrowth generated record cash flow from operating activities of approximately $273.6 million ($1.10 per trust unit) as compared with $267.9 million ($1.08 per trust unit) in the second quarter of 2008 and $217.6 million ($0.89 per trust unit) in the same period last year.

•	Net income of $422.4 million ($1.69 per trust unit) for the third quarter of 2008 increased by $541.0 million from a net loss in the second quarter of 2008. Included in the net income are unrealized gains on mark-to-market commodity risk management contracts of $476.0 million before taxes ($333.8 million after tax) compared to a $352.6 million before tax ($247.3 million after tax) unrealized loss in the second quarter of 2008.

•	Distributions declared in the third quarter totaled $171.0 million versus $168.2 million during the second quarter of 2008 and $172.1 million in the third quarter last year. During the third quarter, Pengrowth distributed $0.675 per trust unit to its unitholders which is 62 percent of cash flow from operating activities. Pengrowth’s distributions remained stable at $0.225 per trust unit per month, up to and including the most recently announced November 15, 2008 distribution.

•	Daily production remained stable compared to the second quarter of 2008 at 80,981 boe per day. When compared to the third quarter of 2007, average daily production decreased five percent as a result of the non-core operating divestments completed in the second half of 2007 partially offset by ongoing development activities. Pengrowth anticipates full year average daily production in the range of 81,000 boe per day to 82,000 boe per day which includes the impact of the Accrete transaction but excludes the impact from any other potential future acquisitions or divestitures

•	Development capital for the third quarter of 2008 totaled $97.1 million, with approximately 66 percent spent on drilling and completions. Pengrowth participated in drilling 140 gross wells (66.5 net wells) with a success rate of 95 percent. In addition to the development capital, Pengrowth spent $3.0 million at the Lindbergh oil sands project

-2- PENGROWTH ENERGY TRUST
Summary of Financial and Operating Results

	Three Months ended			Nine Months ended
	September 30			September 30
(thousands, except per unit amounts)	2008	2007	% Change	2008	2007	% Change

INCOME STATEMENT
Oil and gas sales	$518,662	$420,704	23	$1,526,891	$1,296,789	18
Net income	$422,395	$161,492	162	$247,162	$363,317	(32)
Net income per trust unit	$1.69	$0.66	156	$0.99	$1.48	(33)

CASH FLOW
Cash flows from operating activities	$273,597	$217,630	26	$757,709	$604,019	25
Cash flows from operating activities per trust unit	$1.10	$0.89	24	$3.05	$2.46	24

Distributions declared	$170,959	$172,109	(1)	$506,352	$539,970	(6)
Distributions declared per trust unit	$0.675	$0.70	(4)	$2.025	$2.20	(8)

Ratio of distributions declared over cash flows from operating activities	62%	79%		67%	89%

Capital expenditures	$99,458	$65,713	51	$276,052	$213,965	29
Capital expenditures per trust unit	$0.40	$0.27	48	$1.11	$0.87	28
Weighted average number of trust units outstanding	249,461	245,851	1	248,406	245,118	1

BALANCE SHEET
Working capital				$(267,744)	$(99,291)	170
Property, plant and equipment				$4,309,382	$4,356,029	(1)
Long term debt				$1,266,231	$1,177,816	8
Trust unitholders’ equity				$2,643,326	$2,913,316	(9)
Trust unitholders’ equity per trust unit				$10.37	$11.84	(12)

Currency (U.S.$/Cdn$) (closing rate at period end)				0.9397	1.0052

Number of trust units outstanding at period end				254,936	246,128	4

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	23,286	24,903	(6)	24,476	26,473	(8)
Heavy oil (barrels)	8,287	7,205	15	8,091	7,079	14
Natural gas (mcf)	246,287	261,976	(6)	240,529	272,663	(12)
Natural gas liquids (barrels)	8,361	9,883	(15)	8,872	9,440	(6)
Total production (boe)	80,981	85,654	(5)	81,527	88,436	(8)

TOTAL PRODUCTION (mboe)	7,450	7,880	(5)	22,338	24,143	(7)

PRODUCTION PROFILE
Crude oil	29%	29%		30%	30%
Heavy oil	10%	8%		10%	8%
Natural gas	51%	51%		49%	51%
Natural gas liquids	10%	12%		11%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$82.00	$75.10	9	$81.75	$71.29	15
Heavy oil (per barrel)	$96.93	$47.30	105	$87.22	$44.19	97
Natural gas (per mcf)	$8.29	$6.67	24	$8.46	$7.41	14
Natural gas liquids (per barrel)	$87.06	$61.69	41	$81.46	$55.94	46
Average realized price per boe	$67.71	$53.34	27	$67.02	$53.68	25

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

-3- PENGROWTH ENERGY TRUST
Summary of Trust Unit Trading Data

	Three Months ended				Nine Months ended
	September 30				September 30
(thousands, except per trust unit amounts)	2008		2007		2008		2007

TRUST UNIT TRADING
PGH (NYSE)
High	$20.20	U.S.	$19.85	U.S.	$21.90	U.S.	$19.85	U.S.
Low	$14.16	U.S.	$16.25	U.S.	$13.67	U.S.	$15.82	U.S.
Close	$14.94	U.S.	$18.84	U.S.	$14.94	U.S.	$18.84	U.S.
Value	$457,661	U.S.	$346,987	U.S.	$1,107,960	U.S.	$1,224,699	U.S.
Volume	26,815		19,284		60,533		69,585

PGF.UN (TSX)
High	$20.55		$20.70		$21.56		$21.04
Low	$14.73		$16.92		$14.16		$16.92
Close	$15.99		$18.64		$15.99		$18.64
Value	$565,419		$524,546		$1,693,013		$1,830,836
Volume	31,735		27,970		90,493		94,060

-4- PENGROWTH ENERGY TRUST
President’s Message
To our valued unitholders,
I am pleased to present the unaudited quarterly operating and financial results for the three months and nine months ended September 30, 2008. The third quarter of 2008 was characterized by continued strength in global commodity prices with a slight moderation from the record levels witnessed in the second quarter.
Despite the slight moderation, Pengrowth continued to benefit from the robust commodity prices. Pengrowth realized an average price, after commodity risk management of $67.71 per boe, a decrease of eight percent over second quarter average realized prices, reflecting the decrease in benchmark prices. Year over year, Pengrowth realized a 25 percent increase in prices compared to the same period. Pengrowth recorded an average operating netback of $37.79 per boe in the third quarter compared to $43.11 per boe in the second quarter and $32.66 per boe for the third quarter of 2007. The decrease in the third quarter compared to the second quarter of 2008 was a result of lower commodity prices combined with higher royalty expense offset by lower operating expenses.
Despite the slightly lower realized prices, Pengrowth generated record cash flow from operating activities during the third quarter of $273.6 million, a two percent increase over the previous record in the second quarter and a 26 percent increase over the third quarter of 2007. The increase in cash flow from the third quarter of 2007 resulted from the continued strength in WTI crude oil and natural gas prices, offset by lower production from divestments, higher royalties and increased operating costs.
In the third quarter, Pengrowth’s exposure to the higher crude oil and natural gas prices was tempered somewhat by our risk management strategy and by the continued strength of the Canadian dollar in relation to the U.S. dollar. Pengrowth uses forward price swaps to manage our exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Pengrowth’s fixed price strategy is not intended to predict oil and gas market prices but rather to reduce volatility of its cashflows.
Although slightly decreased compared to the second quarter of 2008, strong price realizations on our heavy oil and NGLs somewhat offset the weaker realized prices on light crude. Realized prices on heavy oil and NGLs averaged $96.93 per bbl and $87.06 per bbl respectively, a decrease of only three percent and six percent from the second quarter highs and reflects the slight softening in benchmark prices.
Distributions to unitholders during the quarter totaled $0.675 per trust unit. Pengrowth maintained the monthly distribution at $0.225 per trust unit up to and including the recently declared November 15, 2008 distribution. As a percentage of cash flow from operating activities, distributions remained stable at 62%, a slight decrease from the second quarter and 17% decrease from the same period last year. Distributions declared are mainly derived from producing and selling our oil, natural gas and related products and as such, distributions declared are highly dependent on realized commodity prices.
Encouraged by the stability in cash flows provided through our current risk management strategy and diversified asset base, Pengrowth remains confident in our fundamental outlooks for 2008 and 2009. In light of the recent volatility in the capital markets, Pengrowth’s Board of Directors will continue to review distributions on a monthly basis and announce the distribution level each month. As oil and gas assets are subject to natural production declines, it becomes necessary to invest capital to offset these declines through drilling and optimization activities. Capital expenditures are partially funded through withholding a portion of the cash flow from operating activities.
Development capital expenditures totaled $97.1 million during the quarter, with the majority of the expenditures being dedicated to development and optimization activities. During the first nine months of the year, development capital expenditures amounted to $256.7 million, with approximately 76 percent of the expenditures dedicated to drilling, completions and facilities. Pengrowth continues to anticipate a full year development capital program of $367 million, an increase from the full year spending of $283.1 million in 2007. The focus of our program is to maximize unitholder returns through the allocation of capital on select high return projects, the active pursuit of improved reserve recovery including the CO2 pilot project at Judy Creek, continued improvements in ongoing operations and the development of new core focus areas such as our CBM program.

-5- PENGROWTH ENERGY TRUST
Daily production remained relatively stable quarter-over-quarter, posting a slight increase to 80,981 boe per day. Compared to the same period last year production levels reflect the impact from the disposition program completed in late 2007, partially offset by ongoing development activities.
At this time, Pengrowth is confident in narrowing production guidance for full year 2008 to a range between 81,000 to 82,000 boe per day, which includes the impact of the Accrete transaction but excludes the impact from any other potential future acquisitions or divestitures.
As previously announced in Pengrowth’s second quarter, on September 30th, 2008 Pengrowth and Accrete Energy Inc. (“Accrete”) completed their aforementioned business combination. Under the terms of the combination, each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the combination 4,973,325 Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the combination. As a result, Pengrowth has acquired all of Accrete’s interest in the Harmattan area.
Through the purchase of Accrete, Pengrowth has acquired:
•	Reserves of approximately 8.4 million barrels of oil equivalent (boe) on a proven and probable basis,

•	Associated production of 1,900 boe per day (boe/d) of liquids rich natural gas and light oil.

•	High working interest (75%), high netbacks and relatively low (approximately $6.00 per boe) operating costs
During the third quarter, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for gross proceeds of $12.0 million as well as acquiring additional working interest in both the Carson Creek area and Garrington area for approximately $4.0 million. The acquisitions further add to Pengrowth’s interest in the Harmattan area and strengthens the Trust’s balanced asset base.
Operating expenses decreased four percent from the second quarter of 2008 and five percent on a per boe basis resulting from a decrease in maintenance costs of $3.5 million due to turnaround work at the Olds Gas Plant completed in the second quarter. Further, third quarter 2008 utility costs decreased by $4.1 million with a 25 percent decrease in Alberta power prices from the second quarter, offset somewhat by increased subservice maintenance expenses of $5.7 million. Third quarter operating expenses are 17 percent higher in 2008 versus third quarter of 2007. Adjustments related to the acquired ConocoPhillips properties in the third quarter of 2007 together with a 24 percent increase in utility costs in the current quarter are the primary reasons for the increase in expenses.
Pengrowth anticipates full year operating expenses of $410 million or $13.75 per boe.
Subsequent to the end of the third quarter, the global economic environment deteriorated rapidly and resulted in a very challenging time for the equity markets and equity values. Global fears of a worldwide recession coupled with an illiquid credit market resulted in unprecedented declines in the values of global indices. In conjunction with the market sell off, commodity prices declined and Pengrowth, like many of our peers, was impacted by the volatility in commodity prices as witnessed by the decline in Pengrowth’s unit price. In light of the current turmoil and dislocations in world economies and financial markets, the Board of Directors and management are focused upon both the challenges and opportunities arising in this environment and plan to maintain the trust’s position to weather the current period of economic turmoil.
As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations and to provide a measure of stability to monthly cash distributions.Subsequent to the quarter end, additional hedges have been entered into, capitalizing in part on the weakness in the Canadian dollar as compared with the U.S. dollar.The lower dollar resulted in higher crude oil and natural gas prices in Canadian dollar terms. For the remainder of 2008 Pengrowth has approximately 46 percent of liquids hedged at Cdn $77.44 per boe and 41 percent of natural gas hedged at Cdn $8.49 per mcf with strong and credit worthy counterparties. For 2009 and 2010, Pengrowth entered into crude oil risk management contracts for an additional 3,000 bbl/d and 4,500 bbl/d of crude oil volumes at prices of Cdn $92.07 per bbl and Cdn $96.59 per bbl respectively. In addition, fixed price contracts for natural gas were entered for 2009 and 2010 whereby 9,478 mmbtu/d and 14,217 mmbtu/d of production were fixed at a price of Cdn $8.00 per mmbtu and Cdn $8.59 per mmbtu respectively. Including the additional hedge contracts, Pengrowth has 72, 260 mmbtu/d of natural gas fixed at a price of Cdn $8.06 per mmbtu in 2009 and 14,217 mmbtu /d in 2010 at Cdn $8.59 per mmbtu. For crude oil, Pengrowth has approximately 13,000 bbls/d of 2009 production fixed at Cdn $86.34 per bbl and 4,500 bbls of 2010 production fixed at Cdn $96.59 per bbl.

-6- PENGROWTH ENERGY TRUST
During the third quarter, Pengrowth successfully closed a U.S. $265 million and Canadian $15 million offering of notes issued on a private placement basis in the United States and Canada. Following the private placements, Pengrowth has approximately 80 percent of its long-term debt termed out at fixed rates and terms with blue ribbon financial institutions. The average rate on our fixed term fixed rate debt is 6.17 percent and the average term is 7.7 years. Our total debt at the end of the third quarter, including the working capital deficit but excluding the fair value of the risk management program was approximately $1.5 billion, as compared with the twelve month trailing cash flows of approximately $1.0 billion. We are continuing to seek ways to prudently further reduce our indebtedness.
Pengrowth continues to maintain a strong balance sheet and ample access to credit and debt markets with over $982 million of available banking capacity with the majority of our credit lines being underwritten by the major Canadian banks, which have generally been less adversely affected than many other world banks from the ongoing financial crisis and dislocation. Pengrowth will also continue to prepare and implement other prudent measures that improve the stability and sustainability of the Trust and which are designed to ensure its long term survival.
Founded in 1988, Pengrowth is recognized as a pioneer and leader in the Canadian Energy Trust sector. As we prepare to celebrate our 20th anniversary, our proven experience and expertise have worked as our building blocks for the future, strengthening our fundamentals and preparing us to withstand volatility. It is very clear that there will be a flight to quality and certainty in the coming months. We believe there is considerable value in steady and consistent leadership in these times. Our knowledge, experience and reputation within the industry in both positive and challenging markets are important elements in preserving and adding value.
In conclusion, Pengrowth remains a strong and viable investment opportunity. Size matters in this environment. Pengrowth’s relative strength and high-quality diversified asset base have placed the fund in a superior position to capitalize on the significant opportunities that are currently beginning to be reflected in the marketplace resulting from trusts and corporations that may be in a more challenging position as a result of the current market dislocation.

James S. Kinnear
Chairman, President and Chief Executive Officer
November 4, 2008

-7- PENGROWTH ENERGY TRUST

Executive Announcement
Pengrowth is extremely pleased to announce that Daniel J. Pigeon joined Pengrowth as Vice-President, Investor Relations, effective Monday, November 3, 2008. Daniel has an impressive career in the financial arena, with more than 20 years of professional leadership experience in strategic financial planning, capital structuring and financing, enterprise-wide risk assessment and management.
Most recently at Fortis Alberta Inc., Daniel held the position of Vice-President, Finance & Chief Financial Officer. His accomplishments included leading growth of company assets while negotiating a top-tier credit rating and issuing new debt at favorable interest rates.
Prior to Fortis, Daniel held the role of Director of Financial Operations & Investor Relations and later as Vice-President, Portfolio Strategy & Execution with TransAlta Corporation. In these roles, Daniel was responsible for the development and execution of growth strategies in North America, Mexico and Australia as well as the strategic management of TransAlta’s profile within the equity and capital markets.
Daniel is a graduate of the University of Western Ontario, having earned a Bachelor of Arts degree in Economic and Computer Science. In addition, Daniel acquired his Chartered Accountant (CA) designation as well as becoming a charter holder of the Chartered Financial Analyst (CFA) designation.
Daniel is a perfect fit for Pengrowth. His skills compliment our company’s credo of embracing growth and constantly focusing on enhancing unitholder value by maintaining and expanding on a solid asset base.

-8- PENGROWTH ENERGY TRUST

Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the interim unaudited consolidated Financial Statements for the nine month ended September 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007 of Pengrowth Energy Trust and is based on information available to November 4, 2008.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2008 production, production additions from Pengrowth’s 2008 development program, royalty obligations, 2008 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, proceeds from the disposal of properties and the impact of the changes to the Canadian tax legislation as details have yet to be provided. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully

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consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent events and circumstances have occurred that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete or as otherwise required by law.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from the Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital. We have discontinued the use of the terms distributable cash and distributable cash per trust unit.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Consolidated Statements of Cash Flow.
Management monitors the capital structure of the corporation using non-GAAP financial metrics, primarily net debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA). Management believes that targeting a prudent ratio of net debt to trailing EBITDA is reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants. If the ratio of net debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of net debt to trailing EBITDA. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of this measure are included in note 13 to the consolidated financial statements.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this MD&A Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

-10- PENGROWTH ENERGY TRUST

OVERVIEW
Pengrowth generated a record cash flow from operating activities for the third quarter of 2008 of $273.6 million, a two percent increase over the second quarter of 2008 and a 26 percent increase over the third quarter of 2007. The increase in cash flow from operating activities comparing the third quarter 2008 and the first nine months of 2008 to the same periods of 2007 is a result of higher realized commodity prices for oil, gas and natural gas liquids (NGLs) which more than offset the impact of lower volumes and higher royalty and operating expenses.

	Three months ended			Nine months ended
	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Production (boe/d)	80,981	80,895	85,654	81,527	88,436
Netback ($/boe)	37.79	43.11	32.66	38.13	30.67
Cash flows from operating activities ($000)	273,597	267,874	217,630	757,709	604,019
Net income (loss)($000)	422,395	-118,650	161,492	247,162	363,317
Included in Net income:
Unrealized gain (loss) on commodity risk management ($000)	476,005	-352,628	18,571	-42,350	14,299
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000)	-24,999	4,735	40,820	-45,419	68,275
Net income of $422.4 million for the third quarter of 2008 increased by $541.0 million from the net loss recorded in the second quarter of 2008. Included in the net income are unrealized gains on mark-to-market commodity risk management contracts of $476.0 million before tax ($333.8 million after tax) compared to a $352.6 million before tax ($247.3 million after tax) unrealized loss in the second quarter of 2008. The net income represents a $260.9 million increase from the net income recorded for the third quarter of 2007. The weakening of the Canadian dollar relative to the U.S. dollar had an unfavorable impact on net income resulting in unrealized foreign exchange losses on foreign denominated debt of $25.0 million in the third quarter 2008 and $45.4 million for the first nine months of 2008 compared to an unrealized gain of $40.8 million and $68.3 million in the comparative periods in the prior year,respectively.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the trust’s cash flow from operating activities, has limited to some extent the trust’s ability to fully realize higher commodity prices. With lower commodity prices at the end of the third quarter, the commodity risk management activity did reduce a portion of the trust’s exposure to the reduced prices.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production increased in the third quarter of 2008 compared to the second quarter of 2008. The slight increase is attributable to development activity and production volumes back on-line after second quarter maintenance shutdowns. In comparison to the third quarter of 2007, average daily production decreased five percent as a result of non-core property divestments completed in the second half of 2007 partially offset by ongoing development activities. Daily production for the nine months of 2008 decreased eight percent compared to the same period of 2007. This decrease is primarily due to the previously mentioned divestment of non-core properties.
At this time, Pengrowth anticipates 2008 full year production of 81,000 to 82,000 boe per day. Additional fourth quarter volumes, acquired by Pengrowth at the end of the third quarter, will be offset by an unscheduled plant outage at Quirk Creek.

-11- PENGROWTH ENERGY TRUST

Daily Production

	Three months ended			Nine months ended
	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Light crude oil (bbls)	23,286	25,052	24,903	24,476	26,473
Heavy oil (bbls)	8,287	8,242	7,205	8,091	7,079
Natural gas (mcf)	246,287	234,028	261,976	240,529	272,663
Natural gas liquids (bbls)	8,361	8,596	9,883	8,872	9,440

Total boe per day	80,981	80,895	85,654	81,527	88,436

Light crude oil production volumes decreased approximately seven percent in the third quarter of 2008 compared to the second quarter of 2008. The decrease is mainly attributable to repair and maintenance work at Nipisi and Judy Creek and positive adjustments in the previous quarter at Jenner that were not repeated. Production volumes decreased six percent in the third quarter of 2008 compared to the third quarter of 2007 and approximately eight percent for the first nine months of 2008 compared to the same period of 2007. These decreases are primarily attributable to the absence of volumes from divested properties (500 bbls per day comparing third quarter 2008 to third quarter 2007 and 1,100 bbls per day for the first nine months of 2008) and natural production decline, partly offset by successful development activity.
Heavy oil production remained relatively stable in the third quarter of 2008 compared to the second quarter of 2008 and increased 15 percent compared to the third quarter of 2007. Additional volumes came from development activity primarily at the Tangleflags property and the success of the polymer flood that increased productivity of existing wells in East Bodo. These additional volumes were partially offset by production declines.
Natural gas production increased five percent compared to the second quarter of 2008. The increase is attributable to the completion of the planned maintenance shutdowns of the Olds and Fenn Big Valley gas plants, no repeat of field shutdown of Quirk Creek and additional volumes from prior period adjustments offset by maintenance shutdown at Sable Offshore Energy Project (SOEP). Production volumes decreased six percent in the third quarter 2008 compared to the same period of 2007 and 12 percent for the first nine months of 2008 compared to the same period of 2007. These decreases are mainly attributable to maintenance shutdowns and the absence of volumes from divested properties of approximately 12,000 mcf per day for the third quarter of 2008 and 19,000 mcf per day for the first nine months of 2008
Natural gas liquids (NGLs) production decreased approximately three percent in the third quarter of 2008 versus the second quarter of 2008. The decrease is attributable to only one condensate lift in the third quarter at SOEP compared to two lifts in the second quarter. Offsetting this decrease is an increase in NGL sales at Judy Creek, as volumes were not needed to meet miscible flood requirements. Third quarter production decreased 15 percent when compared to the third quarter 2007 and six percent for the first nine months of 2008 compared to the same period in 2007. These decreases are a result of one less condensate lift at SOEP in the current period and the absence of 400 bbls per day from divested properties, for the current year.
Pricing and Commodity Risk Management
Benchmark prices decreased compared to the prior quarter but were higher compared to the same periods in 2007. Although in 2008 the oil and gas industry realized record benchmark prices, Pengrowth did not fully benefit from the higher benchmark prices due to the effects of the risk management strategy.
As part of our risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of September 30, 2008, Pengrowth has contracts for the remainder of 2008 and 2009 for approximately 18,000 bbls per day and 10,000 bbls per day of crude oil and 99,000 mcf per day and 63,000 mcf per day of natural gas, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $5.3 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.0 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at September 30, 2008, future revenue would be reduced by the $128 million unrealized commodity risk management losses that have been recorded. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

-12- PENGROWTH ENERGY TRUST

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income and impacts cash flows at that time.
Average Realized Prices

	Three months ended			Nine months ended
(Cdn$)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Light crude oil (per bbl)	118.81	119.96	76.87	110.66	69.85
after realized commodity risk management	82.00	83.88	75.10	81.75	71.29
Heavy oil (per bbl)	96.93	100.34	47.30	87.22	44.19
Natural gas (per mcf)	8.82	10.05	5.54	8.79	6.87
after realized commodity risk management	8.29	9.40	6.67	8.46	7.41
Natural gas liquids (per bbl)	87.06	92.25	61.69	81.46	55.94

Total per boe	79.91	86.26	50.40	76.66	51.59
after realized commodity risk management	67.71	73.21	53.34	67.02	53.68

Benchmark prices
WTI oil (U.S.$ per bbl)	117.98	123.98	75.25	113.28	66.20
AECO spot gas (Cdn$ per gj)	8.76	8.86	5.32	8.13	6.46
NYMEX gas (U.S. $ per mmbtu)	10.24	10.93	6.16	9.73	6.83
Currency (U.S. $/Cdn$)	0.96	0.99	0.96	0.98	0.91

WTI Oil Price ($U.S./bbl)
AECO Gas Price ($Cdn/mcf)
Exchange Rate ($Cdn/$U.S.)
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Light crude oil ( $ millions)	(78.8)	(82.2)	(4.1)	(193.9)	10.4
Light crude oil ( $ per bbl)	(36.81)	(36.08)	(1.77)	(28.91)	1.44

Natural gas ($ millions)	(12.1)	(13.8)	27.2	(21.5)	40.1
Natural gas ($ per mcf)	(0.53)	(0.65)	1.13	(0.33)	0.54

Combined ($ millions)	(90.9)	(96.1)	23.1	(215.4)	50.5
Combined ($ per boe)	(12.20)	(13.06)	2.94	(9.64)	2.09

Commodity price contracts in place at September 30, 2008 are detailed in Note 14 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a total liability of $128 million at quarter end of which the majority is a current liability of $101 million. In the third quarter of 2007, the total net asset was $51 million, of which $48 million was current. An unrealized loss of $42 million resulting from the change in fair value from January 1 to September 30, 2008 has been recognized in the statement of income compared to an unrealized gain of $14 million for the same time period in 2007.

-13- PENGROWTH ENERGY TRUST

Oil and Gas Sales — Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Nine months ended
	Sept 30,	% of	June 30,	% of	Sept 30,	% of	Sept 30,	% of	Sept 30,	% of
Sales Revenue	2008	total	2008	total	2007	total	2008	total	2007	total

Light crude oil	175.6	34	191.2	35	172.0	41	548.2	36	515.2	40
Natural gas	187.9	36	200.3	36	160.8	38	557.6	37	551.3	42
Natural gas liquids	66.9	13	72.2	13	56.1	13	198.0	13	144.2	11
Heavy oil	73.9	14	75.3	14	31.4	8	193.4	13	85.4	7
Brokered sales/sulphur	14.4	3	11.6	2	0.4	—	29.7	1	0.7	—

Total oil and gas sales	518.7		550.6		420.7		1,526.9		1,296.8

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the third quarter of 2008 compared to the second quarter of 2008.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Quarter ended June 30, 2008	191.2	200.3	72.2	75.3	11.6	550.6
Effect of change in product prices	(2.5)	(27.8)	(4.0)	(2.6)	—	(36.9)
Effect of change in sales volumes	(16.5)	13.7	(1.3)	1.2	—	(2.9)
Effect of change in realized commodity risk management activities	3.4	1.7	—	—	—	5.1
Other	—	—	—	—	2.8	2.8

Quarter ended Sept 30, 2008	175.6	187.9	66.9	73.9	14.4	518.7

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first nine months of 2008 compared to the same period of 2007.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Period ended Sept 30, 2007	515.2	551.3	144.2	85.4	0.7	1,296.8
Effect of change in product prices	273.7	126.3	62.0	95.4	—	557.4
Effect of change in sales volumes	(36.4)	(58.6)	(8.2)	12.6	—	(90.6)
Effect of change in realized commodity risk management activities	(204.3)	(61.6)	—	—	—	(265.9)
Other	—	0.2	—	—	29.0	29.2

Period ended Sept 30, 2008	548.2	557.6	198.0	193.4	29.7	1,526.9

Processing and Other Income

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Processing & other income	7.5	10.8	6.8	22.8	16.5
$ per boe	1.01	1.47	0.85	1.02	0.68

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing and interest. Second quarter 2008 included $4.3 million of interest income related adjustments to 2007 non-core property dispositions and $1.1 million related to a prior period Enhanced Oil Recovery (EOR) settlement which were not repeated in the third quarter of 2008. The increase in processing and other income comparing year-over-year relates to the previously mentioned adjustments completed in the second quarter 2008 and equity income of $1.4 million and a dilution gain of $1.8 million recorded in 2008 relating to Pengrowth’s investment in Monterey Exploration Ltd.
This income primarily represents the partial recovery of operating expenses reported separately.

-14- PENGROWTH ENERGY TRUST

Royalties

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Royalty expense	129.5	125.6	68.3	353.3	233.9
$ per boe	17.39	17.05	8.67	15.82	9.69

Royalties as a percent of sales	25.0%	22.8%	16.2%	23.1%	18.0%
Royalties include crown, freehold and overriding royalties as well as mineral taxes. Third quarter 2008 royalties are higher compared to second quarter 2008 as there was no repeat of the favourable $4.8 million adjustment for EOR settlement related to 2005. The royalty rate for the third quarter and for the first nine months of 2008 is higher than the same periods of 2007 primarily due to the reflection of higher average market prices used for the calculation of royalty expense. Additionally, sales include losses from realized commodity risk management activities that have the effect of increasing royalty rates as a percentage of sales since royalty payments are based on revenue prior to commodity risk management activities. Royalty expense would represent 22 and 21 percent of sales for the third quarter and the first nine months of 2008, respectively, excluding the effects of realized commodity risk management contracts.
The outlook for 2008 royalties is expected to average approximately 23 percent of Pengrowth’s sales.
Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Operating expenses	105.2	109.7	89.6	314.4	302.7
$ per boe	14.13	14.89	11.38	14.08	12.54

Operating expenses decreased four percent from the second quarter of 2008. During the third quarter 2008, maintenance costs decreased by $3.5 million due to turnaround work at the Olds Gas Plant completed in the second quarter. Third quarter 2008 utility costs decreased by $4.1 million with a 25 percent decrease in Alberta power prices from the second quarter, offsetting this decrease was increased subsurface maintenance expenses of $5.7 million at Judy Creek, Goose River, Carson Creek and Red Earth. Third quarter operating expenses are 17 percent higher in 2008 versus the third quarter of 2007. Adjustments related to the acquired ConocoPhillips properties (the “CP properties”) in the third quarter of 2007 together with a 24 percent increase in utility costs in the current quarter are the primary reasons for the increase in expenses. Operating expenses for the first nine months of 2008 compared to the same period of 2007 increased by $11.7 million. The increase in year-over-year operating expenses is attributable to the Olds turnaround and higher utility costs, offset by reduced injection expenses and lower maintenance at Judy Creek and Carson Creek.
Pengrowth expects total operating expenses for 2008 of approximately $410 million or $13.75 per boe.
Net Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Net operating expenses	97.7	98.9	82.8	291.6	286.2
$ per boe	13.12	13.42	10.53	13.06	11.86

Included in the table above are operating expenses net of the previously reported processing and other income.
Transportation Costs

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Light oil transportation	0.7	1.1	1.2	3.0	2.4
$ per bbl	0.33	0.50	0.49	0.45	0.33
Natural gas transportation	2.6	2.1	2.5	6.8	7.0
$ per mcf	0.11	0.10	0.10	0.10	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased year-over-year due to the additional

-15- PENGROWTH ENERGY TRUST

transportation incurred related to the CP properties, which Pengrowth began marketing in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Purchased and capitalized	4.8	7.0	7.4	15.6	18.0
Amortization	6.5	5.7	8.5	20.0	26.6

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2008 and 2007 is amortized over a 24 month period. As of September 30, 2008, the balance of unamortized injectant costs was $22.9 million.
The amount of injectants purchased and capitalized in the third quarter 2008 was lower than the second quarter of 2008 due to the timing and the requirements of this ongoing program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $37.79 per boe in the third quarter of 2008 compared to $43.11 per boe in the second quarter of 2008 and $32.66 per boe for the third quarter of 2007. The decrease in the netback in the third quarter compared to the second quarter of 2008 was a result of lower combined commodity price realizations combined with higher royalty expense offset by lower operating expenses. The increase from the third quarter of 2007 is a result of higher combined commodity prices and realized sulphur sales which are partially offset by higher royalties and operating costs.

-16- PENGROWTH ENERGY TRUST

The sales price used in the calculation of operating netbacks is after realized commodity risk management.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Sales price	67.71	73.21	53.34	67.02	53.68
Other production income	1.91	1.59	0.05	1.33	0.03

	69.62	74.80	53.39	68.35	53.71
Processing and other income	1.01	1.47	0.85	1.02	0.68
Royalties	(17.39)	(17.05)	(8.67)	(15.82)	(9.69)
Operating expenses	(14.13)	(14.89)	(11.38)	(14.08)	(12.54)
Transportation costs	(0.44)	(0.45)	(0.46)	(0.44)	(0.39)
Amortization of injectants	(0.88)	(0.77)	(1.07)	(0.90)	(1.10)

Operating netback	37.79	43.11	32.66	38.13	30.67

	Three months ended			Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Sales price	82.00	83.88	75.10	81.75	71.29
Other production income	(0.01)	0.76	0.13	0.26	0.08

	81.99	84.64	75.23	82.01	71.37
Processing and other income	2.02	1.87	0.77	1.53	0.47
Royalties	(20.10)	(17.52)	(10.65)	(17.63)	(10.81)
Operating expenses (1)	(14.72)	(16.39)	(12.76)	(15.56)	(13.32)
Transportation costs	(0.33)	(0.50)	(0.49)	(0.45)	(0.33)
Amortization of injectants	(3.05)	(2.50)	(3.69)	(2.98)	(3.68)

Operating netback	45.81	49.60	48.41	46.92	43.70

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Sales price	96.93	100.34	47.30	87.22	44.19
Processing and other income	0.02	0.70	0.50	0.33	0.29
Royalties	(15.87)	(15.07)	(6.90)	(13.47)	(5.84)
Operating expenses (1)	(13.17)	(11.60)	(11.09)	(12.37)	(12.84)

Operating netback	67.91	74.37	29.81	61.71	25.80

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per mcf)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Sales price	8.29	9.40	6.67	8.46	7.41
Other production income	0.63	0.47	—	0.42	—

	8.92	9.87	6.67	8.88	7.41
Processing and other income	0.14	0.28	0.19	0.18	0.17
Royalties	(2.19)	(2.06)	(0.92)	(1.96)	(1.36)
Operating expenses (1)	(2.31)	(2.39)	(1.48)	(2.24)	(2.03)
Transportation costs	(0.11)	(0.10)	(0.10)	(0.10)	(0.09)

Operating netback	4.45	5.60	4.36	4.76	4.10

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Sales price	87.06	92.25	61.69	81.46	55.94
Royalties	(32.22)	(38.77)	(18.82)	(31.15)	(16.78)
Operating expenses (1)	(14.62)	(16.36)	(11.26)	(14.33)	(11.88)

Operating netback	40.22	37.12	31.61	35.98	27.28

(1)	Prior Period restated to conform to presentation in the current period

-17- PENGROWTH ENERGY TRUST
Interest

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Interest Expense	19.1	19.0	19.6	53.9	64.6

Interest expense remained consistent in the third quarter of 2008 compared to the second quarter of 2008 and for the same time period of 2007. Interest expense decreased 17 percent in the first nine months of 2008 compared to the same time period of 2007. This decrease for the year to date interest expense represents a lower average debt level in the period compared to the same time period of 2007 which included debt relating to the CP properties acquisition. Approximately 72 percent of Pengrowth’s outstanding long term debt as at September 30, 2008 incurs interest that is payable in U.S. dollars and therefore the recorded amount of interest payable is subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A) Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Cash G&A expense	11.3	11.2	8.3	35.2	38.1
$ per boe	1.52	1.52	1.05	1.58	1.58
Non-cash G&A expense	1.9	2.0	0.4	6.5	3.6
$ per boe	0.26	0.27	0.05	0.29	0.15

Total G&A	13.2	13.2	8.7	41.7	41.7
Total G&A ($ per boe)	1.78	1.79	1.10	1.87	1.73

The cash component of G&A for the third quarter of 2008 compared to the second quarter of 2008 remained stable. Cash G&A increased $3.0 million in the third quarter of 2008 in comparison to the same time period of 2007 primarily due to an increased number of employees related to acquisitions and charges related to relocating to Livingston Place. In the first nine months of 2008, cash G&A decreased $2.9 million compared to the first nine months of 2007. The decrease in the current year is due to the absence of the CP transition services fees of $3.0 million and lower legal fees of $2.5 million offset by increased charges of $2.1 million related to relocating to Livingston Place.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs (LTIP) including trust unit rights and deferred entitlement units. The increase comparing the third quarter and the first nine months of 2008 to the same periods in 2007 is due to the higher expense resulting from granting additional trust units under the LTIP as a result of the increased number of employees from recent acquisitions.
Total general and administrative expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Management Fees

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Management Fee	3.0	2.6	2.8	9.0	9.0
$ per boe	0.40	0.35	0.36	0.40	0.37

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors comprised of all independent members of the board has been formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.

-18- PENGROWTH ENERGY TRUST
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. As of September 30, 2008, Pengrowth may issue approximately $2.3 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2009 and 2010. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on information released by the Department of Finance (Canada) (including the federal economic update on December 30, 2007), the proposed tax rate in 2011 will be 29.5 percent which is comprised of 16.5 percent federal tax and 13 percent tax rate on account of provincial tax. The federal component of the proposed tax on SIFTs is expected to be 15 percent in 2012 (28 percent total) and thereafter. In the February 28, 2008 Federal Budget it has been proposed that for tax years ending 2009 and later the provincial component of the SIFT tax will be based on the provincial corporate tax rate of each province in which the SIFT has a permanent establishment. For example, for a SIFT operating only in Alberta, the SIFT rate would be 25 percent with a provincial rate of ten percent in 2012. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has 4 more years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31,2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $3.2 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the third quarter of 2008, Pengrowth recorded a future tax expense of $119.6 million to reflect temporary differences primarily relating to recording an unrealized mark-to-market gain.

-19- PENGROWTH ENERGY TRUST
Depletion, Depreciation and Accretion

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Depletion and depreciation	151.5	148.4	157.5	451.7	483.1
$ per boe	20.34	20.16	19.99	20.22	20.01
Accretion	7.1	6.9	6.2	20.8	19.2
$ per boe	0.95	0.94	0.79	0.93	0.80

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $354 million as at September 30, 2008 (December 31, 2007 — $352 million), based on a total escalated future liability of $2,021 million (December 31, 2007 — $2,015 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through September 30, 2008, Pengrowth spent $22.1 million on abandonment and reclamation (September 30, 2007 — $6.9 million). Pengrowth expects to spend approximately $27 million in 2008 on remediation and abandonment, excluding contributions to remediation trust funds.
Capital Expenditures

	Three months ended			Nine months ended
($ millions)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Seismic acquisitions (1)(2)	2.0	1.3	1.1	7.1	6.6
Drilling, completions and facilities (1)	64.2	57.4	42.8	193.9	155.5
Maintenance capital (1)	13.0	10.6	7.7	31.3	21.7
Land purchases	17.9	5.4	1.4	24.4	10.5

Development capital	97.1	74.7	53.0	256.7	194.3
Lindbergh Project	3.0	3.4	—	9.6	—
Other capital	(0.6)	5.0	12.7	9.8	19.7

Total capital expenditures	99.5	83.1	65.7	276.1	214.0

Business acquisitions*	90.6	0.3	0.4	90.8	923.7
Property acquisitions	18.1	16.9	—	35.7	—
Proceeds on property dispositions	0.1	4.7	(163.1)	3.1	(435.1)

Net capital expenditures and acquisitions	208.3	105.0	(97.0)	405.7	702.6

(1)	Prior year restated to conform to presentation adopted in current year.

(2)	Seismic acquisitions are net of seismic sales revenue.

*	Accrete acquisition valued at consideration paid (see note 2 of consolidated financial statements).
During the first nine months of 2008, Pengrowth spent $256.7 million on development and optimization activities. The largest expenditures were at Heavy Oil Properties ($19.6 million), Harmattan and Olds ($16.7 million), Judy Creek ($15.5 million), Fenn Big Valley ($14.8 million) Northeast B.C. ($14.5 million), Carson Creek ($14.0 million), Red Earth ($12.3 million), and Deer Mountain ($11.6 million). In addition to development activities, $9.6 million was spent on the Lindbergh project and $9.8 million was spent on office premises and Information Technology (IT).
Pengrowth currently anticipates the 2008 development capital program to be $367.0 million, an increase from the full year spending of $283.1 million in 2007. In addition, Pengrowth plans to spend in 2008 a total of $20.0 million to continue its evaluation of its oil sands asset at Lindbergh. Other capital expenditures in 2008 are expected to be $12.0 million on office premises and IT, which is a decrease from the 2007 spending of $26.6 million.

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Acquisitions and Dispositions
On September 30, 2008, Pengrowth and Accrete Energy Inc. (“Accrete”) completed a business combination (the “Combination”). Under the terms of the Combination, each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. Pengrowth also assumed $22 million of net liabilities which includes $16.3 million of bank debt. As a result of the Combination, 4,973,325 Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were sold to Argosy Energy Inc.
During the third quarter of 2008, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for $12.0 million. Also in the third quarter of 2008, Pengrowth purchased additional working interest in both the Carson Creek area and the Garrington area.
During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $16.9 million, which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills.
In the first half of 2007, Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments.
Working Capital
The working capital deficiency increased by $78.1 million from $189.6 million at December 31, 2007 to $267.7 million at September 30, 2008. Most of the increase in the working capital deficiency is attributable to an increase in risk management liability contracts, where there is a net non-cash current liability at September 30, 2008 of $103 million compared to $63 million at December 31, 2007. Liabilities on commodity risk management activities are estimated and recognized in the current period, but will only be settled during future period sales, at amounts that may be different than the amount estimated depending on future realized commodity prices. The working capital deficiency increased by approximately $168.4 million comparing the third quarter of 2008 to the third quarter of 2007.
Pengrowth frequently operates with a working capital deficiency, as distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of August, distributions related to July and August production months being payable on September 15 and October 15, respectively. July’s production revenue, received on August 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on September 15.

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Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Sept 30,	Dec 31,	Sept 30,
As at:	2008	2007	2007

Term credit facilities	$241,000	$513,998	$483,000
Senior unsecured notes	1,025,231	689,238	694,816
Working capital deficit	267,744	189,603	99,291

Net debt excluding convertible debentures	$1,533,975	$1,392,839	$1,277,107

Convertible debentures	74,944	75,030	75,055

Net debt including convertible debentures	$1,608,919	$1,467,869	$1,352,162

	Sept 30,	Dec 31,	Sept 30,
Trailing twelve months ended	2008	2007	2007

Net income	$243,497	$359,652	366,627
Add:
Interest expense	73,623	84,292	77,351
Future tax reduction	(164,842)	(264,612)	(166,967)
Depletion, depreciation, amortization and accretion	634,995	664,806	636,380
Other non-cash expenses	259,944	90,497	(36,807)

EBITDA	$1,047,217	$934,635	$876,584

Net debt excluding convertible debentures to EBITDA	1.5	1.5	1.5
Net debt including convertible debentures to EBITDA	1.5	1.6	1.5

The $141 million increase in net debt, excluding convertible debentures from December 31, 2007, is primarily attributable to an increased working capital deficit due to higher non-cash mark-to-market commodity risk management contract losses and Pengrowth’s capital expenditures. This increase in net debt excluding convertible debentures resulted in the net debt excluding convertible debentures to trailing EBITDA multiple to remain relatively unchanged compared to December 31, 2007. Net debt excluding convertible debentures to EBITDA for the trailing twelve months ended September 30, 2008 remained consistent compared to the same trailing period in 2007. Although net debt excluding convertible debentures was higher at September 30, 2008 compared to September 30, 2007, the increase in EBITDA primarily from higher average realized commodity prices which more than offset lower production volumes and higher operating and royalty expenses in the twelve month trailing period September 30, 2008 was the reason the ratio remain unchanged.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). No trust units were issued under the Equity Distribution Program during the quarter ended September 30, 2008.
At September 30, 2008, Pengrowth maintained a committed $1.2 billion term credit facility with a syndicate of seven Canadian banks and four foreign banks for a remaining term of 2 1/2 years and a $50 million operating line of credit. The credit facilities were reduced by drawings of $241 million on a revolver loan, $16 million on an operating line and by outstanding letters of credit of approximately $11 million.
Pengrowth remains well positioned to fund its 2008 development program and to take advantage of acquisition opportunities as they arise. At September 30, 2008, Pengrowth had approximately $982 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent

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discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the nine-month period ended September 30, 2008, 2.6 million trust units were issued for cash proceeds of $46 million under the DRIP compared to 1.8 million trust units for cash proceeds of $34 million at September 30, 2007.
Pengrowth does not have any off balance sheet financing arrangements.
There have been no significant changes to the number of trust units outstanding since September 30, 2008.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.
Pengrowth’s U.S. $865 million senior unsecured notes, Cdn $15 million senior unsecured notes, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Interest, Taxes, Depreciation, Amortization and other non-cash items (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at September 30, 2008, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at September 30, 2008, the principal amount of debentures outstanding was $74.9 million.
Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

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	Three months ended			Nine months ended
($ thousands, except per trust unit amounts)	Sept 30, 2008	June 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007

Cash flows from operating activities	273,597	267,874	217,630	757,709	604,019

Net income/(loss)	422,395	(118,650)	161,492	247,162	363,317

Distributions declared	170,959	168,159	172,109	506,352	539,970
Distributions declared per trust unit	0.675	0.675	0.70	2.025	2.20

Excess of cash flows from operating activities over distributions declared	102,638	99,715	45,521	251,357	64,049
Per trust unit	0.41	0.40	0.19	1.01	0.26

Excess (Shortfall) of net income (loss) over distributions declared	251,436	(286,809)	(10,617)	(259,190)	(176,653)
Per trust unit	1.01	(1.15)	(0.04)	(1.04)	(0.72)

Ratio of distributions declared over cash flows from operating activities	62%	63%	79%	67%	89%
Distributions typically exceed net income as a result of non-cash expenses such as unrealized losses on commodity risk management contracts; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to optimize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to offset production declines while other capital is required to optimize facilities. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Forecasted development capital spending in 2008 of $367 million will not be sufficient to replace the oil and gas reserves Pengrowth expects to produce during the year which, if not offset in the future by additional capital or acquisitions, could impact future distributions. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 14 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the absolute level may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.

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Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.675 per trust unit as cash distributions during the third quarter of 2008.
The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution Date *	Record Date	Distribution Payment Date	Distribution Amount per Trust Unit	US $ Amount**

December 27, 2007	December 31, 2007	January 15, 2008	$0.225	$0.221
January 30, 2008	February 1, 2008	February 15, 2008	$0.225	$0.222
February 28, 2008	March 3, 2008	March 15, 2008	$0.225	$0.226
March 28, 2008	April 1, 2008	April 15, 2008	$0.225	$0.220
April 29, 2008	May 1, 2008	May 15, 2008	$0.225	$0.224
May 29, 2008	June 2, 2008	June 15, 2008	$0.225	$0.220
June 26, 2008	June 30, 2008	July 15, 2008	$0.225	$0.226
July 29, 2008	July 31, 2008	August 15, 2008	$0.225	$0.225
August 27, 2008	August 29, 2008	September 15, 2008	$0.225	$0.211
September 26, 2008	September 30, 2008	October 15, 2008	$0.225	$0.209
October 29, 2008	October 31, 2008	November 15, 2008	$0.225	$0.190
November 26, 2008	December 1, 2008	December 15, 2008

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.
Taxability of Distributions
At this time, Pengrowth anticipates that 100 percent of 2008 distributions are taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Income Tax Act (Canada), distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The proposed increase in the Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital, which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to the tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol, however the U.S. has not yet ratified the Protocol. The Protocol will come into effect once it has been ratified by the United Sates and the two countries have formally notified each other that their procedures are complete. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.
Commitments and Contractual Obligations
During the second quarter of 2008, Pengrowth extended the term of the Canadian dollar revolving term credit facility to June 15, 2011. On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes and a Cdn $15 million private placement of senior unsecured notes. Details of the senior unsecured notes are provided in Note 4 to the financial statements. Subsequent to the private placement, Pengrowth repaid a portion of the borrowings on the Canadian dollar revolving credit facility with proceeds from the private placement of senior unsecured notes. As a result of these transactions, Pengrowth’s contractual obligations have changed since December 31, 2007. Details of the contractual obligations as they pertain to the senior unsecured notes and the Canadian dollar revolving credit facility are provided in Note 14 to the consolidated financial statements.

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Summary of Quarterly Results
The following table is a summary of quarterly results for 2008, 2007 and 2006.

2008	Q1	Q2	Q3

Oil and gas sales ($000’s)	457,606	550,623	518,662
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69
Cash flow from operating activities ( $000’s)	216,238	267,874	273,597
Distributions declared ($000’s)	167,234	168,159	170,959
Distributions declared per trust unit ($)	0.675	0.675	0.675
Daily production (boe)	82,711	80,895	80,981
Total production (mboe)	7,527	7,361	7,450
Average realized price ($ per boe)	60.30	73.21	67.71
Operating netback ( $ per boe)	33.65	43.11	37.79

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ( $000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ( $ per boe)	29.87	29.56	32.66	29.56

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ( $000’s)	156,360	126,800	179,971	91,237
Distributions declared ($000’s)	120,302	120,597	132,513	185,651
Distributions declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ( $ per boe)	31.44	33.94	30.82	24.17
Production changes over these quarters as a result of the acquisitions completed by Pengrowth in the third and fourth quarters of 2006 and first quarter of 2007, offset by property dispositions completed in the first three quarters of 2007. Changes in commodity prices have positively affected oil and gas sales, which have been partially muted by risk management activity designed to lock-in returns from significant acquisitions. Net income in 2006, 2007 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.

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Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the SIFT Legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to old SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•	Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but will reduce future cash flows and reserve valuations.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Continued uncertainty in the capital markets may limit access to capital or increase the cost of raising capital.

•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.

•	Timing of Oil and Gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.

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•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.

•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•	Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Event
Subsequent to September 30, 2008, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties that are detailed in Note 15 to the financial statements.
Outlook
At this time, Pengrowth is confident in narrowing production guidance for full year 2008 to a range between 81,000 to 82,000 boe per day from our existing properties. This estimate includes the impact from the recently completed Accrete transaction but excludes any other potential future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2008 are expected to be consistent with 2007 and are anticipated to be approximately $410 million; however per unit operating costs are estimated to increase to $13.75 per boe.
The outlook for 2008 royalty expense is expected to be approximately 23 percent of Pengrowth’s sales.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $367 million for 2008. Two thirds of the 2008 program is expected to be spent on drilling and completions and the remainder of the budget is expected to be spent on facility maintenance and land and seismic purchases. In addition to the 2008 development capital program, Pengrowth expects to invest $20 million to continue its evaluation of its oil sands asset at Lindbergh and $12 million for office premises and IT.
Pengrowth expects to spend approximately $27 million for 2008, excluding contributions to remediation trust funds, on remediation and abandonment.
Subsequent to the end of the third quarter, the global economic environment has deteriorated rapidly and has resulted in a very challenging time for commodity prices, the capital markets and equity values. This deterioration could negatively affect Pengrowth as continued uncertainty in the capital and credit markets may restrict the availability or increase the cost of equity and debt financing required for future development and acquisitions. The dramatic decreases in commodity prices since highs reached in the summer of 2008 negatively impacts operating cash flow and future borrowing capacity. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.

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Recent Accounting Pronouncements
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 13 in the notes to the consolidated financial statements.
Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 14 in the notes to the consolidated financial statements.
Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. Companies will be required to provide one year of comparative data as well as the 2011 results.
Pengrowth’s plan consists of four phases: diagnostic; design and planning; solution development; and implementation. Pengrowth is currently in the diagnostic phase of its IFRS convergence project which includes the assessment of differences between Canadian GAAP and IFRS; determination of options available under IFRS; and identification of potential information systems and process changes required. Pengrowth will continue to investigate the impact of IFRS convergence in 2008 and intends to provide disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in the 2008 year end MD&A.
At this time, the impact on Pengrowth’s future financial position and results from operations is not reasonably determinable or estimable. Further, Pengrowth anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending September 30, 2008. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at September 30, 2008, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended September 30, 2008, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

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Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
In the third quarter of 2008, Pengrowth’s daily production averaged 80,981 barrels of oil equivalent (boe) per day. This was a slight increase from the second quarter of 2008 due to development activity, and recovery of production volumes following the second quarter maintenance shutdowns. Pengrowth’s full year production guidance is now 81,000 to 82,000 boe per day including acquisitions.
Development capital expenditures totaled $99.5 million, with approximately 65 percent spent on drilling, completions and facilities. Included in the development capital expenditures are land acquisition costs of $17.9 million and $2.0 million in seismic costs. Pengrowth participated in drilling 140 gross wells (66.5 net wells) with a success rate of 95 percent. In addition to the development capital, $3.0 million was spent at Lindbergh, our oil sands project.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 70,000 net acres at Crown land sales in Alberta and British Columbia. Pengrowth’s undeveloped land base now totals approximately 919,000 net acres providing the trust with a large potential drilling inventory for future development.
Pengrowth assesses our asset portfolio by aggregating production from producing properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coalbed methane; offshore gas; and oil sands. Because the properties are aggregatrated into these groups, as opposed to the actual commodities, the production by commodity will be different than those reported below.
Light Oil:
Pengrowth’s asset base includes interests in six of the nine largest original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin. These properties produce light, sweet oil and are candidates for enhanced oil recovery (EOR) techniques. Major light oil properties in our portfolio include Judy Creek, Weyburn, Swan Hills, Carson Creek and Fenn Big Valley.
Production from the light oil producing properties increased in the third quarter of 2008 compared to the second. Production in the quarter was 32,548 boe per day including associated natural gas. The increase quarter over quarter is attributable to minimal shutdowns as well as development activities.
During the third quarter of 2008, Capital development spending in our light oil properties totaled approximately $32.5 million with 76 percent spent on development, which includes drilling related activities, and the remainder on maintenance and seismic. Pengrowth participated in drilling 22 gross wells (8.5 net wells) during the second quarter with an 88 percent success rate on the net well count. Capital spent in the third quarter also included activity at Judy Creek and Deer Mountain in addition to the drilling reported below.
At Harmattan, Twining and Fenn Big Valley, four 100% interest oil wells were successfully drilled and cased. At Weyburn six oil wells (net 0.6), were successfully drilled and cased plus one (net 0.1) CO2 injection well was drilled. Four Twining oil wells (100% WI) drilled prior to the third quarter were connected adding approximately 200 boe per day (initial production).
Heavy Oil:
Our heavy oil properties consist mainly of operated primary and secondary recovery fields in Southeastern Alberta and Southwestern Saskatchewan plus a non-operated EOR steam assisted gravity drainage (SAGD) operation at Tangleflags. Major operated properties include Jenner, Bodo, Cactus Lake and Tangleflags.
Total production from the heavy oil producing properties in the third quarter of 2008 averaged 12,582 boe per day including associated natural gas, which represents a 21% increase when compared to the second quarter of 2008. The increase resulted from development activities coupled with a positive response from the expanded polymer flood pilot project at the Bodo property.
During the quarter, approximately $13.8 million was spent on capital development activities with approximately $12.0 million spent on drilling and completion related activities and the remainder spent on maintenance and seismic. Seven

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wells were drilled at Cactus Lake and Cosine, of which six were successful. One well will be completed as an uphole gas producer. Total initial rates from the six wells amounted to approximately 150 boe per day.
At East Bodo we continue to see positive results from Pengrowth’s expanded polymer flood pilot project which started injection in the first quarter of this year. At the end of the quarter, six wells displayed positive responses with incremental oil rates of approximately 350 boe per day.
At Jenner, three wells (net 3.0) were drilled and cased. Six oil wells were brought on line in the quarter adding 280 boe per day of initial production.
Conventional Gas:
Conventional gas provides a stable source of base production for the trust. Major properties include Olds, Harmattan, Dunvegan, Quirk Creek and Kaybob. Production during the quarter from the conventional gas properties averaged 17,984 boe per day including associated liquids and was down four percent when compared with the previous quarter mainly due to natural declines and maintenance shutdowns.
Capital spending for the third quarter totaled approximately $12.5 million with approximately 62 percent spent on development, which includes drilling related activities, and the balance on maintenance and seismic. 28 gross (5.1 net) gas wells were drilled in the quarter with an 80 percent success rate on the net well count.
The Quirk Creek plant and field was shut down starting mid-September for a major maintenance shutdown in order to address ongoing equipment integrity issues. At Harmattan, production was down compared to the second quarter due to planned maintenance shutdown.
The Accrete business combination and the Fairmount acquisition were successfully concluded at the end of the third quarter adding an incremental 1,900 boe per day in the Harmattan area.
Shallow Gas and Coalbed Methane (CBM):
Shallow gas has been a significant part of Pengrowth’s portfolio for some time and CBM production has been an important addition to this strategic focus. Shallow gas is an attractive resource as it is generally low-risk with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional production in the Western Canadian Sedimentary Basin declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge.
Total production from the shallow gas and CBM properties in the third quarter of 2008 was 11,253 boe per day including associated liquids, and was down 15 percent as compared to production in the second quarter. This production drop was primarily due to prior period accounting adjustments.
During the quarter, $20.3 million was spent on capital development activities with approximately 98 percent spent on development including drilling related activities and the remainder targeted towards maintenance and seismic. 80 (42.9 net) shallow gas/CBM wells were drilled with a success rate of 98 percent.
For the Horseshoe Canyon coal bed methane project, Pengrowth drilled ten (7.92 net) wells. 21 wells were also completed and 18 were tied-in by the end of the quarter. Production has met expectations, ranging from 50 to 200 mcf per day per well. Non-Operated Horseshoe Canyon activity for the quarter included the drilling of ten partner operated wells (1.8 net) wells.
The recently drilled Mannville coal horizontal well in the Fenn Big Valley area was completed, with tie-in underway at the end of the quarter. The anticipated initial production rate is 600 mcf per day.
At Monogram (Alderson), 54 non operated gas wells (29.1 net), were successfully drilled and cased. Tie-in of these new wells is underway.

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Sable Offshore Energy Project:
The Sable Offshore Energy Project (SOEP) encompasses the fields of North Triumph, Venture, Thebaud, South Venture and Alma located off the east coast of Nova Scotia. SOEP provides geographic diversification within our property portfolio and provides the trust with direct exposure to the premium northeastern U.S. gas markets.
Production in the third quarter of 2008 averaged 382 mmcf per day (gross) of natural gas and 14,990 bbl per day NGL (gross). Pengrowth’s share of the production averaged 6,614 boe per day for the quarter which was down 16% from the second quarter. SOEP had one condensate shipment in the third quarter versus two shipments during the second quarter and was also down for six days in the third quarter for a planned maintenance shutdown.
Capital spending during the quarter was approximately $0.1 million and was equally split between development and maintenance.
Oil sands:
At Pengrowth’s Lindbergh oil sands property, work on the pilot project continued during the third quarter. Evaluation of existing pilot facility equipment and additional surface facility engineering work was underway and a detailed review of the facility design was also conducted.
A lease continuation application was submitted to Alberta Energy during the third quarter.

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Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	September 30	December 31
	2008	2007

ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$2,017
Accounts receivable	252,890	206,583
Due from Pengrowth Management Limited	—	731
Fair value of risk management contracts	—	8,034
Future income taxes (Note 6)	30,718	18,751

	283,608	236,116

FAIR VALUE OF RISK MANAGEMENT CONTRACTS	—	6,024

OTHER ASSETS (Note 3)	35,703	24,831

PROPERTY, PLANT AND EQUIPMENT	4,309,382	4,306,682

GOODWILL	660,896	660,598

	$5,289,589	$5,234,251

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$18,420	$—
Accounts payable and accrued liabilities	308,313	239,091
Distributions payable to unitholders	114,797	111,119
Due to Pengrowth Management Limited	3,990	—
Fair value of risk management contracts (Note 14)	102,804	70,846
Contract liabilities	3,028	4,663

	551,352	425,719

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 14)	34,763	22,613

CONTRACT LIABILITIES	10,300	12,162

CONVERTIBLE DEBENTURES	74,944	75,030

LONG TERM DEBT (Note 4)	1,266,231	1,203,236

ASSET RETIREMENT OBLIGATIONS (Note 5)	353,505	352,171

FUTURE INCOME TAXES (Note 6)	355,168	387,100

TRUST UNITHOLDERS’ EQUITY (Note 7)
Trust Unitholders’ capital	4,575,651	4,432,737
Equity portion of convertible debentures	160	160
Contributed surplus	13,061	9,679
Deficit (Note 9)	(1,945,546)	(1,686,356)

	2,643,326	2,756,220

SUBSEQUENT EVENT (Note 15)
	$5,289,589	$5,234,251

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

REVENUES
Oil and gas sales	$518,662	$420,704	$1,526,891	$1,296,789
Unrealized gain (loss) on commodity risk management (Note 14)	476,005	18,571	(42,350)	14,299
Processing and other income	7,551	6,728	22,811	16,478
Royalties, net of incentives	(129,543)	(68,324)	(353,317)	(233,886)

NET REVENUE	872,675	377,679	1,154,035	1,093,680

EXPENSES
Operating	105,268	89,640	314,434	302,732
Transportation	3,291	3,621	9,822	9,376
Amortization of injectants for miscible floods	6,527	8,447	19,996	26,573
Interest on bank indebtedness	—	1,454	—	13,876
Interest on long term debt	19,123	18,115	53,913	50,706
General and administrative	13,244	8,701	41,742	41,748
Management fee	3,000	2,812	9,000	9,001
Foreign exchange loss (gain) (Note 10)	19,931	(43,914)	54,675	(54,692)
Depletion, depreciation and amortization	151,510	157,495	451,667	483,105
Accretion (Note 5)	7,112	6,236	20,853	19,226
Other expenses	1,707	1,079	6,442	4,153

	330,713	253,686	982,544	905,804

INCOME BEFORE TAXES	541,962	123,993	171,491	187,876

Future income tax expense (reduction) (Note 6)	119,567	(37,499)	(75,671)	(175,441)

NET INCOME AND COMPREHENSIVE INCOME	$422,395	$161,492	$247,162	$363,317

Deficit, beginning of period	(2,196,982)	(1,505,443)	(1,686,356)	(1,339,407)

Distributions declared	(170,959)	(172,109)	(506,352)	(539,970)

DEFICIT, END OF PERIOD	$(1,945,546)	$(1,516,060)	$(1,945,546)	$(1,516,060)

NET INCOME PER TRUST UNIT (Note 12) Basic	$1.69	$0.66	$0.99	$1.48

Diluted	$1.69	$0.66	$0.99	$1.47

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$422,395	$161,492	$247,162	363,317
Depletion, depreciation and accretion	158,622	163,731	472,520	502,331
Future income tax expense (reduction)	119,567	(37,499)	(75,671)	(175,441)
Contract liability amortization	(1,165)	(1,255)	(3,497)	(3,763)
Amortization of injectants	6,527	8,447	19,996	26,573
Purchase of injectants	(4,787)	(7,383)	(15,582)	(18,005)
Expenditures on remediation	(11,736)	(2,370)	(22,116)	(6,912)
Unrealized foreign exchange loss (gain) (Note 10)	25,372	(44,376)	61,235	(58,140)
Unrealized (gain) loss on commodity risk management (Note 14)	(476,005)	(18,571)	42,350	(14,299)
Trust unit based compensation (Note 8)	1,915	405	6,476	3,646
Other items	(1,129)	224	(1,964)	2,829
Changes in non-cash operating working capital (Note 11)	34,021	(5,215)	26,800	(18,117)

	273,597	217,630	757,709	604,019

FINANCING
Distributions paid (Note 9)	(168,278)	(184,243)	(502,674)	(551,176)
Bank indebtedness	11,913	(325,938)	18,420	(8,119)
Repayment of Accrete bank debt (Note 2)	(16,289)	—	(16,289)	—
Change in long term debt, net	(2,600)	180,168	17,165	643,168
Proceeds from issue of trust units	16,626	10,376	50,567	36,646

	(158,628)	(319,637)	(432,811)	120,519

INVESTING
Business acquisition	(732)	(479)	(908)	(923,730)
Expenditures on property, plant and equipment	(99,458)	(65,713)	(276,052)	(213,965)
Other property acquisitions	(18,120)	—	(35,692)	—
Proceeds on property dispositions	(154)	163,114	(3,127)	435,148
Change in remediation trust funds	(1,772)	(1,874)	(6,424)	(4,837)
Change in non-cash investing working capital (Note 11)	5,267	6,959	(4,712)	(17,154)

	(114,969)	102,007	(326,915)	(724,538)

CHANGE IN CASH AND TERM DEPOSITS	—	—	(2,017)	—

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	—	—	2,017	—

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements.

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Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2008
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated.)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of September 30, 2008, the Trust owns 100 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2007. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 13, Capital Disclosures.

Effective January 1, 2008, Pengrowth adopted new and revised Canadian accounting standards related to the disclosure and presentation of financial instruments. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 14, Financial Instruments.

Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. Pengrowth is assessing the potential impact of this changeover and is developing a conversion plan. At this time, the impact on Pengrowth’s future financial position and results from operations is not reasonably determinable or estimable.

2.	ACQUISITION

On September 30, 2008, Pengrowth and Accrete Energy Inc. (“Accrete”) completed a business combination (the “Combination”) whereby each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the Combination, approximately 5.0 million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement date of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were sold to Argosy Energy Inc. The Combination was accounted for as an acquisition of Accrete by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

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Allocation of Purchase Price:
Property, plant and equipment	$146,156
Bank debt	(16,289)
Asset retirement obligations	(2,685)
Working capital deficit	(5,548)
Future income taxes	(31,772)

$89,862

Consideration:
Pengrowth units	$89,253
Acquisition costs	609

$89,862

The estimated fair value of property, plant and equipment was determined in part by an independent reserve evaluation. The future income tax liability was determined based on Pengrowth’s effective income tax rate of approximately 28 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.

The consolidated financial statements include the results of operations and cash flows from Accrete as at September 30, 2008. Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities acquired is still pending.

3.	OTHER ASSETS

	As at	As at
	September 30, 2008	December 31, 2007

Remediation trust funds	$24,292	$18,094
Equity investment in Monterey	9,872	6,737
Investment in Result Energy Inc.	1,539	—

	$35,703	$24,831

Effective February 2008, funds in the Sable Offshore Energy Project (SOEP) remediation trust fund were invested in an exchange traded bond fund. The SOEP remediation trust fund as at September 30, 2008 was $15.8 million (December 31, 2007 — $9.9 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. The change in the fair value of the investments in the fund is recognized as an unrealized gain or loss in the period and included in interest expense on the consolidated statements of income and deficit. For the nine months ended September 30, 2008, the amount of unrealized loss related to the SOEP remediation trust fund was $0.2 million (September 30, 2007 — nil). As at September 30, 2008, $8.5 million (December 31, 2007 — $8.2 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized as received.

Pengrowth recorded equity income of $1.4 million for the nine months ended September 30, 2008 to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net income. In the third quarter of 2008, Monterey issued shares in a public offering in which Pengrowth did not purchase shares. The share offering was at a deemed issue price that was greater than the book value of Monterey’s net assets at the time of the share issue resulting in Pengrowth recording a $1.8 million dilution gain in the third quarter. The dilution gain represents the increase in Pengrowth’s pro-rata share of the net assets of Monterey. As of September 30, 2008, Pengrowth held approximately 24 percent (December 31, 2007 — 32 percent) of the common shares of Monterey. The equity income and dilution gain are included in processing and other income on the consolidated statements of income and deficit.

In the third quarter of 2008, Pengrowth obtained 4.2 million shares of Result Energy Inc. (“Result”) valued at $2.2 million in connection with a land acquisition. The investment in Result has been designated as a held for trading investment and is recorded at fair market value at the end of each period. The change in the fair market value of the investment has been recorded as an unrealized gain or loss in the period and included in other expenses on the consolidated statements of income and deficit.

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4.	LONG TERM DEBT

	As at	As at
	September 30, 2008	December 31, 2007

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$159,080	$148,053
50 million at 5.47 percent due April 2013	53,027	49,351
400 million at 6.35 percent due July 2017	423,511	394,390
265 million at 6.98 percent due August 2018	280,516	—

	$916,134	$591,794
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	94,097	97,444
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	—
Canadian dollar revolving credit facility borrowings	241,000	513,998

	$1,266,231	$1,203,236

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based and has a three year term maturing June 15, 2011. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating line of credit. The facilities were reduced by drawings of $241 million on the revolving term credit facility, $16 million on the operating line of credit and by outstanding letters of credit of approximately $11 million at September 30, 2008.

On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.

As of September 30, 2008, an unrealized cumulative foreign exchange gain of $66.2 million (December 31, 2007 — $115.0 million) has been recognized on the U.S. dollar term notes since the dates of issuance. As of September 30, 2008, an unrealized cumulative foreign exchange gain of $19.5 million (December 31, 2007 — $16.1 million) has been recognized on the U.K pound sterling denominated term notes since Pengrowth ceased to designate foreign exchange swaps as a hedge on January 1, 2007.

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5. ASSET RETIREMENT OBLIGATIONS (ARO)
The following reconciles Pengrowth’s ARO:

	Nine months ended	Year Ended
	September 30, 2008	December 31, 2007

Asset retirement obligations, beginning of period	$352,171	$255,331
Increase (decrease) in liabilities during the period related to:
Acquisitions	2,685	91,333
Dispositions	(3,544)	(35,199)
Additions	3,456	3,753
Revisions	—	22,659
Accretion Expense	20,853	25,722
Liabilities settled in the period	(22,116)	(11,428)

	$353,505	$352,171

6. INCOME TAXES
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flow. During the nine months ended September 30, 2008, Pengrowth recorded a future tax reduction of $75.7 million to reflect temporary differences primarily relating to the unrealized risk management losses and the tax basis of the assets in the Trust exceeding their book basis.
7. TRUST UNITS
Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	Nine months ended		Year Ended
	September 30, 2008		December 31, 2007
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	246,846,420	$4,432,737	244,016,623	$4,383,993
Issued on redemption of DEUs (non-cash)(1)	238,633	2,484	2,931	55
Issued for cash on exercise of trust unit options and rights	288,473	4,255	350,615	4,006
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,588,727	46,312	2,461,299	44,880
Issued for the Accrete business combination	4,973,325	89,253	0	0
Issued on redemption of Royalty Units (non-cash)	0	0	14,952	0
Trust unit rights incentive plan (non-cash exercised)	0	610	0	548
Issue Costs	0	0	0	-745

Balance, end of period	254,935,578	$4,575,651	246,846,420	$4,432,737

(1)	Includes 2005 DEU grants vested in 2008 with a performance multiplier of 120% and DEUs granted to retirees.
During the nine months ended September 30, 2008, no Class A trust units were converted to “consolidated” trust units. At September 30, 2008, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

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     Contributed Surplus

	Nine months ended	Year Ended
	September 30, 2008	December 31, 2007

Balance, beginning of period	$9,679	$4,931
Trust unit rights incentive plan (non-cash expensed)	1,951	1,903
Deferred entitlement trust units (non-cash expensed)	4,525	3,448
Trust unit rights incentive plan (non-cash exercised)	(610)	(548)
Deferred entitlement trust units (non-cash exercised)	(2,484)	(55)

Balance, end of period	$13,061	$9,679

8. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.
Long Term Incentive Program
Compensation expense associated with the DEUs granted in the nine months ended September 30, 2008 was based on the estimated fair value of $18.40 per trust unit right (September 30, 2007 — $19.96). Compensation expense related to the DEUs for the nine months ended September 30, 2008 was $4.5 million (September 30, 2007 — $2.1 million). For the nine months ended September 30, 2008, 238,633 trust units were issued (September 30, 2007 — 2,931) on redemption of vested DEUs.

	Nine months ended		Year Ended
	September 30, 2008		December 31, 2007

	Number of	Weighted	Number of	Weighted
	DEUs	average price	DEUs	average price

Outstanding, beginning of period	868,042	$20.13	399,568	$20.55
Granted	522,611	$18.40	451,615	$19.73
Forfeited	(119,121)	$19.61	(92,672)	$20.15
Exercised	(202,020)	$18.51	(2,931)	$20.06
Deemed DRIP	117,021	$19.79	112,462	$20.27

Outstanding, end of period	1,186,533	$19.66	868,042	$20.13

Trust Unit Rights Incentive Plan
As at September 30, 2008, rights to purchase 3,303,534 trust units were outstanding (December 31, 2007 — 2,250,056) that expire at various dates to May 6, 2013.

	Nine months ended		Year Ended
	September 30, 2008		December 31, 2007

	Number of	Weighted	Number of	Weighted
	rights	average price	rights	average price

Outstanding, beginning of period	2,250,056	$17.39	1,534,241	$16.06
Granted (1)	1,558,797	$18.40	1,259,562	$19.75
Forfeited	(243,352)	$18.37	(199,822)	$14.63
Exercised	(261,967)	$14.58	(343,925)	$11.35

Outstanding, end of period	3,303,534	$17.24	2,250,056	$17.39

Exercisable, end of period	1,752,083	$16.83	1,317,296	$16.30

(1)	Weighted average exercise price of rights granted are based on exercise price on date of grant.
Compensation expense associated with the trust unit rights granted in the nine months ended September 30, 2008 was based on the estimated fair value of $1.70 per trust unit right (September 30, 2007 — $2.06). The fair value of trust unit rights granted in the period was estimated at nine percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

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Compensation expense related to the trust unit rights for the nine months ended September 30, 2008 was $2.0 million (September 30, 2007 — $1.5 million).

Trust Unit Option Plan

During the nine months ended September 30, 2008, 26,506 trust unit options (September 30, 2007 — 6,690) were exercised at a weighted average exercise price of $16.43 (September 30, 2007 — $15.25) and 5,070 trust unit options (September 30, 2007 — 6,240) were forfeited at a weighted average exercise price of $17.48 (September 30, 2007 —$17.70). As at September 30, 2008, options to purchase 34,742 trust units (September 30, 2007 — 85,689) were outstanding with a weighted average exercise price of $14.01 (September 30, 2007 — $16.07).

9.	DEFICIT

	As at	As at
	September 30, 2008	December 31, 2007

Accumulated earnings	$1,922,500	$1,675,338
Accumulated distributions declared	(3,868,046)	(3,361,694)

	$(1,945,546)	$(1,686,356)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and Net Profit Interest agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on risk management contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

Distributions paid

Actual cash distributions paid for the nine months ended September 30, 2008 were $503 million (September 30, 2007 — $551 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
10.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$31,779	$(35,720)	$48,819	$(55,720)
Unrealized foreign exchange (gain) loss on translation of U.K. pound denominated debt	(6,780)	(5,100)	(3,400)	(12,555)

	$24,999	$(40,820)	$45,419	$(68,275)
Unrealized (gain) loss on foreign exchange risk management contracts	373	(3,556)	15,816	10,135

	$25,372	$(44,376)	$61,235	$(58,140)
Realized foreign exchange (gain) loss	(5,441)	462	(6,560)	3,448

	$19,931	$(43,914)	$54,675	$(54,692)

11.	OTHER CASH FLOW DISCLOSURES
i)	Change in Non-Cash Operating Working Capital

	Three months ended		Nine months ended
	September 30,		September 30,
Cash provided by (used for):	2008	2007	2008	2007

Accounts receivable	$27,076	$13,911	$(32,491)	$(15,702)
Accounts payable and accrued liabilities	4,440	(19,632)	54,570	(3,957)
Due to Pengrowth Management Limited	2,505	506	4,721	1,542

	$34,021	$(5,215)	$26,800	$(18,117)

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ii) Change in Non-Cash Investing Working Capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash provided by (used for):
Accounts payable and capital accruals	$5,267	$6,959	$(4,712)	$(17,154)

iii) Cash interest payments

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Interest on long term debt	$16,615	$6,192	$53,962	$37,051
Interest on bank indebtedness	—	1,454	—	13,876

	$16,615	$7,646	$53,962	$50,927

12. AMOUNTS PER TRUST UNIT

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Weighted average number of trust units — basic	249,460,587	245,850,954	248,406,106	245,117,860
Dilutive effect of trust unit options, trust unit rights and DEUs	802,313	873,872	269,390	611,503

Weighted average number of trust units — diluted	250,262,900	246,724,826	248,675,496	245,729,363

For the three months ended September 30, 2008, 5.8 million trust units (September 30, 2007 — 2.9 million) from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2008, 5.4 million trust units (September 30, 2007 — 4.0 million) from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
13. CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures, working capital and cash and term deposits.
Pengrowth’s objectives when managing capital are to optimize cash distributions to unitholders while enhancing the value of its trust units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Pengrowth is in compliance with all financial covenants.
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. As of

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September 30, 2008, Pengrowth may issue approximately $2.3 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2009 and 2010. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Management monitors capital using non-GAAP financial metrics, primarily net debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA). Management controls the ratio of net debt to trailing EBITDA with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity under an existing shelf prospectus, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. However, there may be instances where it would be acceptable for net debt to trailing EBITDA to temporarily fall outside of the normal limits set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current net debt to trailing EBITDA is within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

	September 30,	December 31,
($ thousands)	2008	2007

As at:

Term credit facilities	$241,000	$513,998
Senior unsecured notes	1,025,231	689,238
Working capital deficit	267,744	189,603
Convertible debentures	74,944	75,030

Net debt including convertible debentures	$1,608,919	$1,467,869

14. FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are comprised of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, investment in Result, due to/from the manager, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2007.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of financial assets and liabilities will fluctuate due to movements in market prices. Market risk is comprised of commodity price risk, foreign currency risk, interest rate risk and equity price risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability

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and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to distributions. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at September 30, 2008, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Oct 1, 2008 - Oct 31, 2008	1,000	WTI(1)	$74.25 Cdn
Oct 1, 2008 - Dec 31, 2008	18,000	WTI(1)	$77.84 Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	WTI(1)	$84.62 Cdn

(1)	Associated Cdn $/U.S. $foreign exchange rate has been fixed
Natural Gas:

	Volume	Reference		Price per
Remaining term	(mmbtu/d)	Point		mmbtu

Financial:
Oct 1, 2008 - Dec 31, 2008	5,000	Transco Z6	(1)	$10.90 Cdn
Oct 1, 2008 - Dec 31, 2008	12,500	NYMEX	(1)	$8.22 Cdn
Oct 1, 2008 - Dec 31, 2008	63,979	AECO		$8.25 Cdn
Oct 1, 2008 - Dec 31, 2008	17,500	Chicago MI	(1)	$8.43 Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	NYMEX	(1)	$8.50 Cdn
Jan 1, 2009 - Dec 31, 2009	40,282	AECO		$7.70 Cdn
Jan 1, 2009 - Dec 31, 2009	12,500	Chicago MI	(1)	$8.40 Cdn

(1)	Associated Cdn $/U.S. $foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	As at
	September 30,
Commodity Risk Management Contracts	2008	2007

Current portion of unrealized risk management assets	$—	$47,670
Non-current portion of unrealized risk management assets	—	3,891
Current portion of unrealized risk management (liabilities)	(101,408)	(162)
Non-current portion of unrealized risk management (liabilities)	(26,149)	—

Total unrealized risk management (liabilities) assets at period end	$(127,557)	$51,399

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	Three months ended
	September 30,
	2008	2007

Total unrealized risk management (liabilities) assets at period end	$(127,557)	$51,399
Less: Unrealized risk management (liabilities) assets at beginning of	(603,562)	32,828

Unrealized gain on risk management contracts for the period	$476,005	$18,571

	Nine months ended
	September 30,
	2008	2007

Total unrealized risk management (liabilities) assets at period end	$(127,557)	$51,399
Less: Unrealized risk management (liabilities) assets at beginning of period	(85,207)	37,100

Unrealized (loss) gain on risk management contracts for the period	$(42,350)	$14,299

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At September 30, 2008, the amount Pengrowth would pay to terminate the fixed price sales contract would be $3.9 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price per
Remaining Term	(mmbtu/d)	mmbtu

Oct 1, 2008 - Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 - Apr 30, 2009	3,886	$2.40 Cdn
Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $5.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close September 30, 2008, the AECO spot price gas price was $5.799/GJ and the WTI prompt month price was US$100.64 per barrel.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately 0.4976 Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. At September 30, 2008, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $10.0 million.
Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the

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foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	As at
	September 30,
Foreign Exchange Risk Management Contracts	2008	2007

Current portion of unrealized risk management liabilities	(1,396)	—
Non-current portion of unrealized risk management (liabilities) assets	(8,614)	3,738

Total unrealized risk management (liabilities) assets at period end	$(10,010)	$3,738

	Three months ended
	September 30,
	2008	2007

Total unrealized risk management (liabilities) assets at period end	$(10,010)	$3,738
Less: Unrealized risk management (liabilities) assets at beginning of period	(9,637)	182

Unrealized (loss) gain on risk management contracts for the period	$(373)	$3,556

	Nine months ended
	September 30,
	2008	2007

Total unrealized risk management (liabilities) assets at period end	$(10,010)	$3,738
Less: Unrealized risk management assets at beginning of period	5,806	13,873

Unrealized loss on risk management contracts for the period	$(15,816)	$(10,135)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on pre-tax income of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn — U.S.	Cdn — U.K.

Unrealized foreign exchange gain or loss	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	526
Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at September 30, 2008, Pengrowth has approximately $1.3 billion of long-term debt of which $241 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.6 million for the three months ended September 30, 2008 and increase pre-tax interest expense by approximately $1.8 million for the nine months ended September 30, 2008.

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Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, due to manager, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period. Investments in the SOEP remediation trust fund and Result have been designated as held for trading and are recorded at fair value which is based on the market value of the underlying investments at the balance sheet date. The Judy Creek remediation trust fund is classified as held to maturity. The fair value is based on the carrying value of the underlying investments, plus accrued interest.
The fair value of the fixed rate term notes is determined based on the trading price of risk free government debt instruments of similar maturities, adjusted for credit risk premium. The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates.
The fair value of financial instruments that differ from their carrying value are as follows:

	September 30, 2008		December 31, 2007
As at	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Remediation Trust Funds	$24,292	$24,388	$18,094	$18,107

Financial Liabilities
U.S. dollar denominated senior unsecured notes	916,134	992,413	591,794	627,674
Cdn dollar senior unsecured notes	15,000	15,114	—	—
U.K. Pound Sterling denominated unsecured notes	94,097	97,442	97,444	96,181
Convertible debentures	74,944	75,488	75,030	74,741

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Continued uncertainty in the credit markets may restrict Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. However, given the current state of global credit markets, oil and gas companies including Pengrowth may be exposed to an increased risk of a general decline in counterparty credit worthiness. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at September 30, 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts. Management has assessed that no significant impairment issues exist. The company’s objectives, processes and policies for managing credit risk have not changed from the previous year.

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LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.2 billion term credit facility with a syndicate of seven Canadian and four foreign banks for a remaining term of 2 1/2 years and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than
September 30, 2008	Amount	Cash Flows	within 1 year	1-2 years	2-5 years	5 years

Cdn dollar revolving credit facility(1)	$241,000	$266,063	$9,254	$9,254	$247,555	$—
Cdn dollar senior unsecured notes(1)	15,000	24,808	992	992	2,975	19,849
U.S. dollar denominated senior unsecured notes(1)	916,134	1,353,276	57,496	57,496	200,811	907,193
U.K. Pound Sterling denominated unsecured notes(1)	94,097	131,633	5,165	5,165	15,495	105,808
Convertible debentures (1)	74,944	85,682	4,858	4,858	75,966	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Commodity Risk Management Contracts
Cash Outflow	127,557	129,808	102,766	27,042	—	—
Foreign Exchange Risk Management Contracts
Cash Outflow	10,010	225	30	30	90	75

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
15. SUBSEQUENT EVENT
Subsequent to September 30, 2008, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Jan 1, 2009 - Dec 31, 2009	3,000	WTI(1)	$92.07	Cdn
Jan 1, 2010 - Dec 31, 2010	4,500	WTI(1)	$96.59	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

	Volume	Reference	Price per
Remaining term	(mmbtu/d)	Point	mmbtu

Financial:
Jan 1, 2009 - Dec 31, 2009	9,478	AECO	$8.00	Cdn
Jan 1, 2010 - Dec 31, 2010	14,217	AECO	$8.59	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

-48- PENGROWTH ENERGY TRUST
CORPORATE PROFILE
DIRECTORS OF PENGROWTH CORPORATION
Thomas A. Cumming
Business Consultant
Wayne K. Foo
President & CEO, Petro Andina
Resources Inc.
Kirby L. Hedrick
Business Consultant
James S. Kinnear; Chairman
President, Pengrowth Management Limited
Michael S. Parrett
Business Consultant
A. Terence Poole
Business Consultant
D. Michael G. Stewart
Principal, Ballinacurra Group
Nicholas C. H. Villiers
Business Consultant
John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault
Director Emeritus
Thomas S. Dobson
Francis G. Vetsch
Stanley H. Wong
OFFICERS OF PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
Christopher Webster
Chief Financial Officer
Gordon M. Anderson
Vice President
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and Operations
William Christensen
Vice President, Strategic Planning and Reservoir Exploitation
James M. Donihee
Vice President, Chief of Staff
Charles V. Selby
Vice President and Corporate Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of Canada
BANKERS
Bank Syndicate Agent: Royal Bank of Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.
ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet

*	6 mcf of gas =1 barrel of oil equivalent
PENGROWTH AND A STRONG COMMUNITY
Pengrowth believes in enhancing the community where our employees live and work. Pengrowth and Pengrowth Management Limited support causes and institutions both financially and through volunteer efforts and are proud of these associations and partnerships with many community-building non-profit organizations.
Pengrowth has a substantial investment in our community though many of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.UN
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
2100, 222 Third Avenue SW
Calgary, AB T2P 0B4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: www.pengrowth.com
Toronto Office
Scotia Plaza, 40 King Street West
Suite 3006 — Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Halifax Office
Purdy’s Tower 1 — Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
INVESTOR RELATIONS
For investor relations enquiries, please contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile:(403) 294-0051
Email: investorrelations@pengrowth.com